UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: December 20, 2021

Commission File Number: 001-39387

Renalytix plc

(Translation of registrant’s name into English)

Finsgate

5-7 Cranwood Street

London EC1V 9EE

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Renalytix Announces Results of Annual General Meeting

On December 17, 2021, Renalytix plc (the “Company”) held its 2021 Annual General Meeting (the “Annual General Meeting”). At the Annual General Meeting, all ten resolutions set out in the Notice of Annual General Meeting sent to shareholders were duly proposed and passed.

Each of the following ordinary resolutions (requiring a simple majority) were duly proposed and approved on a poll:

1.	To receive and adopt the accounts for the year ended June 30, 2021 together with the reports of the Directors and the auditors.

2.	To approve the Directors’ Remuneration Policy.

3.	To approve the Directors’ Remuneration Report.

4.	To re-appoint Ms. Ann Berman as a director.

5.	To re-appoint Mr. Daniel J. Levangie as a director.

6.	To re-appoint PKF Littlejohn LLP as the Company’s auditor to hold office until the conclusion of the next annual general meeting at which general accounts are laid.

7.	To authorize the Directors to determine the auditors’ remuneration.

8.

To authorize Directors to allot shares or grant rights to subscribe for or convert any security into shares up to an aggregate nominal value of £59,654.87, representing approximately 33% of the Company’s issued ordinary share capital, and a further authority to allot an additional approximately 33% of the Company’s issued share capital provided that such allotment is reserved for rights issues in accordance with the Investment Association Guidelines.

Each of the following special resolutions (requiring at least three-quarters of the votes cast) were duly proposed and approved on a poll:

1.	To authorize Directors to allot equity securities for cash and/or sell Ordinary Shares held by the Company as treasury shares otherwise than to existing Shareholders pro rata to their holdings.

2.

To authorize the Company to purchase its Ordinary Shares on the Alternative Investment Market during the period until the next annual general meeting of the Company or December 31, 2022, if earlier, for up to 7,230,893 ordinary shares, representing approximately 10% of the issued share capital of the Company.

The results are in line with the recommendations made by the Company’s board of directors.

The full text of each resolution passed at the Annual General Meeting was set out in the Notice of Annual General Meeting sent to shareholders on November 19, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENALYTIX PLC

By:	/s/ James McCullough
James McCullough
Chief Executive Officer

Date: December 20, 2021